Exhibit 99.1

GasLog Partners LP Announces Changes to Its Board of Directors

Majuro, Marshall Islands, January 2, 2024, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced that Mr. Julian Metherell and Mr. James Berner have resigned from the Partnership’s Board of Directors (the “Board”), effective as of January 1, 2024. The Board has appointed Ms. Despoina Kyritsi and Mr. Konstantinos Andreou to serve as members of the Partnership’s Board and Audit Committee, effective as of January 1, 2024.

About GasLog Partners LP
GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.